Exhibit 17.1

From: michael askew [mvaskew___________]
Sent: Thursday, March 24, 2011 3:06 AM
To: lixm________; wusl________; zhf@________; niurx88@________; kevin@________; gm________
Cc: Hyundai-IR; jess________; Tran, Anh; Blair, Katherine J.; Steven Vertucci

Subject: Resignation as NED of CILEI

Mme Li / All:

The 12 month anniversary of my appointment as Independent Director of CILEI is clearly an appropriate time to review my position vis a vis the company.

As previously advised I re-located to Europe from China in mid 2010 - albeit with the intention of maintaining my professional interests and occasional presence in the PRC.

During my 12 months in office as NED of CILEI, my professional services in any capacity (consultation, opinion or advice) have not been sought by the company, and have not presumably been required, or considered necessary.

Auditors Malone Bailey were appointed in December 2010 by Mme Li via the firm's local PRC office. Timing problems associated with the audit were advised to the Board on March 13th by Kevin Jiang (CFO CILEI) via a BoD meeting - scheduled the previous day. Similarly, their intended replacement by Friedman LLP. This BoD teleconference meeting was the first in which I participated or had been invited to participate.

A subsequent BoD meeting, scheduled as of one hour before proceedings on March 24th, indicated an impasse with MB and no replacement engagement of Friedman.

The same March 24th BoD meeting disclosed that all exchanges leading to whatever problems exist with MB had taken place in China (with Mme Li and colleagues), and that no written correspondence in that regard would likely be available from the US company. My understanding, from the BoD teleconference, is that Kevin Jiang had himself, until March 12th, no contact with MB, and was therefore unaware of any audit problem.

As will be acknowledged, I personally have remained, until March 12th, uninformed of any problems with the audit process. This fact combines with, as above, the complete lack on the part of the company of a) any need for my own professional input and b) any receipt of informational communication during my time in office, from CILEI, in respect of corporate or audit affairs. Neither have I received Minutes of any other BoD or corporate committee meetings.

Given, therefore, all the the circumstances relating and relevant to my role with the company, my ability to offer effective or contributory assistance and advice in the present situation, either in the US or the PRC context, is demonstrably extremely limited.

Consequently, on the 12 month anniversary of my appointment as NED of CILEI, it is appropriate that I advise, with immediate effect, my resignation as Independent Director of CILEI.

I look forward to your acknowledgement and confirmation of my resignation in due course.

Thanks and regards

Michael Askew

[PERSONAL ADDRESS]